Filed pursuant to Rule 433

Registration Statement No. 333-166746

Council of Europe Development Bank

Final Term Sheet – February 6, 2018

2.625% USD 1 billion Global Notes due February 13, 2023

Issuer:	Council of Europe Development Bank (CEB)

Issuer Ratings:[1]	Aa1 – stable outlook (Moody’s) / AA+ – positive (S&P) / AA+ – stable outlook (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	USD 1,000,000,000.00

Pricing:	February 6, 2018

Settlement:	February 13, 2018 (T+5)

Maturity:	February 13, 2023

Interest Payment Dates:	February 13 and August 13, with the Notes bearing interest from February 13, 2018, with the initial interest payment being made on August 13, 2018

Coupon:	2.625% per annum, paid semi-annually in arrears, 30/360, following, unadjusted

Reoffer Spread vs. Midswaps:	m/s +11 bps

Reoffer Spread vs. Benchmark:	UST +21.8 bps

Reoffer Price:	99.628%

[1]	Ratings are not a recommendation to purchase, hold or sell Notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Reoffer Yield:	2.705% (semi-annual)

Underwriting Commissions:	0.125%

All-in Price:	99.503%

All-in Yield:	2.732% (semi-annual)

Net Proceeds to the Issuer (Before Expenses):	USD 995,030,000

Settlement:	DTC (deliverable through Euroclear and Clearstream)

Benchmark:	UST 2.375% due January 31, 2023

Benchmark Yield:	2.487% (semi-annual)

Denominations:	USD 1,000.00 and multiples thereof

Leads:	Goldman Sachs International / HSBC / Nomura / TD Securities

Business Days:	TARGET, London, New York (following unadjusted)

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP:	US222213AR10 / 222213 AR1

Documentation:	U.S. SEC-registered debt shelf program

Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

Offers and sales in the United States will be made through Affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about February 13, 2018, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under currently applicable U.S. rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Furthermore, the standard settlement cycle on the Luxembourg Stock Exchange is two business days. Accordingly, purchasers who wish to trade Notes in transactions that are ordinarily scheduled to settle prior to February 13, 2018 will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from HSBC by calling 1-866-811-8049. The registration statement including the prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312510116321/dsb.htm , and the prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312511122742/d424b3.htm. Information found through hyperlinks from the above hyperlink is not part of this Final Term Sheet.

Notice by the Underwriters to Distributors regarding MiFID II Product Governance

The Underwriters acting in their capacity as manufacturers of the Notes in the meaning of Directive 2014/65/EU and implementing legislation (as amended, “MiFID II”) hereby inform prospective distributors for the purpose of the product governance rules under MiFID II that the target market assessment made by the Underwriters in respect of the Notes in accordance with the product governance rules under MiFID II has led the Underwriters to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any distributor should take into consideration the Underwriters’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the Underwriters’ target market assessment), determining appropriate distribution channels and performing the suitability and appropriateness assessment with respect to each client.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.